INCOM Roofing Services, Inc.
                          515 Post Oak Blvd., Suite 450
                              Houston, Texas 77027

                                October 22, 1998

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

            Re:   INCOM ROOFING SERVICES, INC. FORM S-1 (FILE NUMBER 333-59893)

Ladies and Gentlemen:

            This application is made by INCOM Roofing Services, Inc. ("INCOM") pursuant to Rule 477 under the Securities Act of 1933, as amended, for permission to withdraw its registration statement (the "Registration Statement") on Form S-1 (File Number 333-59893) that was originally filed with the Securities and Exchange Commission (the "Commission") on July 24, 1998.

            The withdrawal requested hereby is being sought for the following reasons: (a) INCOM has determined that it is not in its best interests to conduct the offering of the Common Stock contemplated in the Registration Statement at this time; (b) the Registration Statement has not been declared effective by the Commission; and (c) market conditions are currently unfavorable. No Common Stock has been offered, issued or sold under the Registration Statement.

            On the basis of the foregoing, INCOM respectfully requests that the Commission grant its application to withdraw the Registration Statement.

            Should you have any questions or require anything further, please call Robert S. Zlotnik at (713) 860-1541.

                                    Very truly yours,

                                    INCOM Roofing Services, Inc.


                                    /s/   ROBERT S. ZLOTNIK
                                    By:   Robert S. Zlotnik
                                          Chief Financial Officer

cc:   Michael H. Hurwitz